# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Churchill Capital Corp XI, CIK 0002074973
CUSIP: G2131A124
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 640 FIFTH AVENUE 12TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 06/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001610880

## Reporting persons
- BlueCrest Capital Management Ltd: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 2,354,233; shared voting power 0; sole dispositive power 2,354,233; shared dispositive power 0; aggregate amount beneficially owned 2,354,233 (5.6% of the class)
- Platt Michael Edward: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 2,354,233; shared voting power 0; sole dispositive power 2,354,233; shared dispositive power 0; aggregate amount beneficially owned 2,354,233 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Churchill Capital Corp XI
Address of issuer's principal executive offices: 640 FIFTH AVENUE 12TH FLOOR, NEW YORK, NEW YORK, 10019.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
i. BlueCrest Capital Management Limited (the "Investment Manager"), which serves as investment manager to BSMA Limited, a Cayman Islands exempted company (the "Fund"); and
ii. Michael Platt ("Mr. Platt"), who serves as principal, director, and control person of the Investment Manager;

with respect to the shares (as defined herein) held for the account of the Fund.
Address of principal business office or, if none, residence:
The address of the business office of the Investment Manager and Mr. Platt is:

Ground Floor
Harbour Reach, La Rue de Carteret
St Helier
Jersey
Channel Islands
JE2 4HR
Citizenship: The Investment Manager is a company organized under the laws of Jersey, Channel Islands, operating solely out of Jersey, Channel Islands. Mr. Platt is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Investment Manager and Mr. Platt beneficially own 2,354,233 shares.
Percent of class:
Investment Manager: 5.6%
Mr. Platt: 5.6%
Sole power to vote or to direct the vote:
Investment Manager: 2,354,233.00
Mr. Platt: 2,354,233.00
Shared power to vote or to direct the vote: Each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition:
Investment Manager: 2,354,233.00
Mr. Platt: 2,354,233.00
Shared power to dispose or to direct the disposition: Each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. The Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares covered by the Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BlueCrest Capital Management Ltd: /s/ Michael Bell, Authorized Signatory (07/03/2026)
- Platt Michael Edward: /s/ Steven Pariente, As attorney-in-fact for Michael Platt (07/03/2026)